                                                       CHRISTOPHER S. AUGUSTE
                                                       PARTNER
                                                       PHONE 212-715-9265
                                                       FAX 212-715-8277
                                                       CAUGUSTE@KRAMERLEVIN.COM

                                  March 9, 2007

VIA EDGAR AND FEDERAL EXPRESS
-----------------------------

Mr. John Reynolds
Assistant Director
Office of Emerging Growth Companies
Division of Corporation Finance
Mail Stop 3561
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

             Re:   InterAmerican Acquisition Group Inc.
                   Amendment No. 11 to Registration Statement on Form S-1
                   Filed March 9, 2007
                   File No. 333-125558
                   -------------------

Dear Mr. Reynolds:

         On behalf of InterAmerican Acquisition Group Inc. ("Company"), we
respond as follows to the Staff's comment letter received on December 11, 2006 relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 11 to the
Registration Statement, a copy of which has been marked with the changes from
Amendment No. 10 to the Registration Statement. We are also delivering three (3)
courtesy copies of such marked Amendment No. 11 to Pam Howell. Please note that for the Staff's convenience, we have recited each of the Staff's comments and provided the Company's response to each comment immediately thereafter.

         Please note that we have updated the financial statements of the
Company as of February 28, 2007.

Prospectus Summary, page 1
--------------------------

    1.   WE ALSO NOTE DISCLOSURE THROUGHOUT THE DOCUMENT THAT THE NAMED PARTIES
         WOULD BE "PERSONALLY LIABLE" FOR CLAIMS THAT WOULD REDUCE THE TRUST
         PROCEEDS. IN THE APPROPRIATE SECTIONS, PLEASE REVISE TO CLARIFY THE
         RESPONSIBILITY OF THE COMPANY TO BRING ACTIONS AGAINST THE NAMED
         PARTIES IF THEY EITHER ASSERT THAT THEY ARE NOT ABLE TO COVER THE
         EXPENSES THAT WOULD DEPLETE THE TRUST PROCEEDS OR THAT THEY ARE NOT
         LIABLE UNDER THE INDEMNIFICATION.

Mr. John Reynolds
United States Securities and Exchange Commission
March 9, 2007

         We have revised the disclosure on pages 9, 16, 46 and F-7 of the prospectus in response to the Staff's comment.

    2.   WE NOTE THE DISCLOSURE THAT YOUR BOARD WILL DETERMINE THE FAIR MARKET
         VALUE OF ANY TARGET. PLEASE CLARIFY IF MANAGEMENT WILL BE ABLE TO HIRE
         THIRD PARTIES TO PERFORM THE DUE DILIGENCE AND VALUATION OF THE TARGET
         COMPANY. IN PRESENTING A COMBINATION AS BEING IN THE BEST INTEREST OF
         YOUR SHAREHOLDERS, CLARIFY IF MANAGEMENT WILL BE REQUIRED TO PERFORM
         ITS OWN VALUATION AND ANALYSIS AND QUANTIFY SUCH VALUE FOR
         SHAREHOLDERS. IF NOT, CLARIFY THE INFORMATION THAT MANAGEMENT INTENDS
         TO PROVIDE TO SHAREHOLDERS REGARDING VALUATION OF THE TARGET.

         Please see the disclosure contained on page 43 of the prospectus (which is copied below for your convenience) which addresses the Staff's questions raised in this comment.

         "The fair market value of such business will be determined by our board of directors based upon standards generally accepted by the financial community, such as actual and potential sales, earnings and cash flow and book value. If our board is not able to independently determine that the target business has a sufficient fair market value, we will obtain an opinion from an unaffiliated, independent investment banking firm that is a member of the National Association of Securities Dealers, Inc. with respect to the satisfaction of such criteria.
Since any opinion, if obtained, would merely state that fair market value meets the 80% of net assets threshold, it is not anticipated that copies of such opinion would be distributed to our stockholders, although copies will be provided to stockholders who request it. We will not be required to obtain an opinion from an investment banking firm as to the fair market value if our board of directors independently determines that the target business complies with the
80% threshold."

    3.   PLEASE REVISE TO FURTHER ELABORATE ON THE 80% REQUIREMENT ASSOCIATED
         WITH ANY BUSINESS COMBINATION. REVISE TO CLARIFY IF THE VALUE WILL BE
         BASED ON THAT OF THE COMPANY OR OF THE ACTUAL INTEREST TO BE ACQUIRED B
         YOU. FOR INSTANCE, IF A TARGET IS WORTH 90% PERCENT OF YOUR TRUST, BUT
         YOU ARE ONLY ABLE ACQUIRE 51% OF SUCH TARGET USING MOST OF YOUR TRUST
         PROCEEDS, WILL YOU DETERMINE IF YOU HAVE SATISFIED THE 80% REQUIREMENT
         BASED ON THE VALUE OF THE FULL TARGET OR THE VALE OF THE ACTUAL
         INTEREST YOU HAVE ACQUIRED? ALTERNATIVELY, IF UTILIZE A SHARED EXCHANGE
         IN YOUR COMBINATION WHICH RESULTS YOU ONLY OWNING 35% OF THE COMPANY,
         DO YOU DETERMINE SATISFACTION OF THE 80% REQUIREMENT BASED ON THE FULL
         VALUE OF THE TARGET OR JUST THE 55% OWNERSHIP THAT ALL OF YOUR THEN
         CURRENT SHAREHOLDERS WILL OBTAIN IN THE RESULTING COMPANY?

                                      -2-

Mr. John Reynolds
United States Securities and Exchange Commission
March 9, 2007

         We have revised the disclosure on pages 1, 2, 23, 41 and 43 of the prospectus in response to the Staff's comment to disclose that the Company can also satisfy the requirement that the business combination have a fair market value at least equal to 80% of its net assets in an acquisition transaction where the Company acquires less than a 100% interest in the target business, provided that the fair market value of the interest in such business or businesses is at least equal to 80% of the Company's net assets at the time such acquisition transaction is consummated.

         If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

                                                 Very truly yours,

                                                 /s/ Christopher S. Auguste

                                                 Christopher S. Auguste

cc:      Mr. William C. Morro

                                      -3-